UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Meeting of Shareholders to be held on March 29, 2019

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	An Ordinary General Meeting of Shareholders has been summoned for March 29, 2019, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Ordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. summons the ordinary shareholders of the company to an Ordinary General Meeting of Shareholders that will take place next Friday, March 29, 2019 at 9:00 am, at the auditorium of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Consideration of the agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Report of the Board of Directors and the President of the Company,

5.	Separate and Consolidated Financial Statements for the period ended on December 31st, 2018, and additional information required by law.

6.	External Audit report,

7.	Consideration and approval of the Report of the Board of Directors and President of the Company, Financial Statements and its attachments for the period ended on December 31st, 2018,

8.	Consideration and approval of the Proposed Distribution of Profits,

9.	Election of the Board of Directors and approval of its compensation

10.	Election of the Company’s External Auditor and approval of its compensation

11.	Propositions and miscellaneous

Pursuant to legal and statutory regulations, the Separate and Consolidated Financial Statements for the period ended on December 31, 2018 and related documentation will be available for inspection during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting by a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your assistance certificate in advance, please confirm your assistance to Deceval at the phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, the shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

March 6, 2019”

2.	The following will be the proposed distribution of the profits obtained during year 2018, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2018

GENERAL MEETING OF SHAREHOLDERS

Net Income			2,887,748,889,767.88	*

With tax benefit		1,570,573,265,590.88
Without tax benefit		1,317,175,624,177.00

Plus:
Occasional reserve release at the disposal of the General Meeting of shareholders			6,265,450,554,351.70
Year 2016 and previous years		4,264,272,675,982.71
With tax benefit	2,206,653,861,240.74
Without tax benefit	2,057,618,814,741.97
Year 2017		2,001,177,878,368.99
With tax benefit	1,136,895,150,501.19
Without tax benefit	864,282,727,867.80

Total Income available for disposal of the General meeting of Shareholders			9,153,199,444,119.58

To distribute a cash dividend of $ 5.00 per share per month from April, 2019 to March, 2020, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			1,336,861,029,540.00

With benefit: These dividends will be taken from profits of year 2016 and previous years, eligible to be distributed with tax benefit to shareholders		1,336,861,029,540.00

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2019, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 4. In this month, dividends will be paid until April 13.

Occasional reserve at the disposal of General Meeting of Shareholders			7,816,338,414,579.58

Total with tax benefit		3,577,261,247,792.81
Year 2018	1,570,573,265,590.88
Year 2017	1,136,895,150,501.19
Year 2016 and previous years	869,792,831,700.74

Total without tax benefit		4,239,077,166,786.77
Year 2018	1,317,175,624,177.00
Year 2017	864,282,727,867.80
Year 2016 and previous years	2,057,618,814,741.97

TOTAL			9,153,199,444,119.58

* Dividends distributed under profits of year 2017 and subsequent years will be taxed and subject to a withholding tax, in accordance with Law 1819 of 2016 and Law 1943 of 2018. Dividends distributed under profits of year 2016 and previous years, will be taxed and subject to a withholding if they are distributed from the reserves without tax benefit to shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel